UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number: 000-51310

                       XTL Biopharmaceuticals Ltd.
(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,
                          Herzliya 46140, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                 X                          Form 40-F             ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             ___                       No               X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated April 21, 2011 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

Below is an English translation (from Hebrew) of an immediate report by XTL Biopharmaceuticals Ltd. as published on the Tel-Aviv Securities Stock Exchange Ltd.

On April 21, 2011, XTL Biopharmaceuticals Ltd. announced that on Wednesday, April 20, 2011, it submitted an application to the Food and Drug Administration (FDA) requesting that its EPO drug for the treatment of Multiple Myeloma blood cancer be granted Orphan Drug status. The company currently holds a registered patent for this drug treatment which is valid until 2019.

An Orphan Drug is defined as a drug treatment for an illness that affects a relatively small number of people in the population. In the United States, an Orphan Drug is limited to an illness that affects less than 200,000 people a year. In order to encourage the development of treatments for these diseases, the regulatory authorities provide benefits and incentives for drug developers. The standard benefit available for Orphan Drugs in the United States is the exclusive right to market the drug for a period of seven (7) years from the date of FDA approval, provided that the FDA grants such approval. Additional benefits include local tax credit on R&D expenses and exemption from payment of commissions to the FDA, a division of the United States Department of Health and Human Services.

Contact:
Investor Relations, XTL Biopharmaceuticals Ltd.
Tel: +972 9 955 7080, Email: ir@xtlbio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: April 21, 2011	By:	/s/ David Grossman
David Grossman
Chief Executive Officer